Mail Stop 4720

June 4, 2009

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

> **Re: Community Health Systems, Inc.**
> **Form 10-K**
> **Filed February 27, 2009**
> **File No. 001-15925**

Dear Mr. Smith:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits and Financial Statement Schedules, page 122

1. We note that you incorporate Exhibits 10.1 and 10.2 by reference to your Form 8-K filed July 30, 2007. However, it does not appear that the schedules and exhibits listed in each of Exhibit 10.1 and 10.2 were filed with those agreements. Please refile the complete exhibits, including all schedules and exhibits listed in each of Exhibit 10.1 and 10.2.

Schedule 14A

Compensation Discussion and Analysis

Cash Incentive Compensation, page 41

2. We note that you mention certain individual goals for each named executive officer beyond the three company metrics you disclose. Please expand your disclosure in this subsection to include any individual goals that were used in determining each named executive officer's compensation, as well as the extent of achievement for each individual target set for each named executive officer, and how such level of achievement resulted in the incentive compensation ultimately awarded.

Long-term Incentives, page 43

3. We note your disclosure of the one-time special equity grant to executives in connection with the Triad Acquisition. Please revise your disclosure here, or in the footnotes to the Summary Compensation Table to clarify the amount of the award each executive received in connection with the Triad Acquisition.

*　　*　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

Wayne T. Smith
Community Health Systems, Inc.
June 4, 2009
Page 3 of 3

foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey Bagner
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004
        Fax: 212-859-4000